





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Herndon Plant Oakley Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 North Shoreline Blvd., STE 2200 South
(No. and Street)

Corpus Christi	TX	78401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Ann Ragan 361-888-7611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Russell Brent Herndon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Herndon Plant Oakley Ltd, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH RAGAN
NOTARY PUBLIC
STATE OF TEXAS

Signature

Partner

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x

CONTENTS



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Herndon Plant Oakley Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Herndon Plant Oakley Ltd. as of December 31, 2018, and the related statements of operations, changes in partners' capital, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Herndon Plant Oakley Ltd. as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Herndon Plant Oakley Ltd.'s management. Our responsibility is to express an opinion on Herndon Plant Oakley Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Herndon Plant Oakley Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Herndon Plant Oakley Ltd.'s financial statements. The supplemental information is the responsibility of Herndon Plant Oakley Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Herndon Plant Oakley Ltd.'s auditor since 2001.

Celeste, Texas
February 11, 2019

1

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

HERNDON PLANT OAKLEY LTD.
Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$	1,475,106
Receivable from clearing broker/dealer		328,583
Investment advisory fees receivable		78,506
Service fees receivable - related party		11,026
Other receivables - related party		46,614
Prepaid expenses		22,550
Clearing deposit		100,000
Furniture and equipment, net of accumulated depreciation of $294,242		174,633
Deposits		27,993
TOTAL ASSETS	$	2,265,011

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable	$	172,416
Accrued expenses		61,646
Income tax payable - state		30,088
TOTAL LIABILITIES		264,150
Partners' Capital		2,000,861
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	2,265,011

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Operations
For the Year Ended December 31, 2018

Revenue

Securities commissions	$	3,144,433
Mutual fund commissions		2,685,726
Investment advisory fees		467,809
Service fees - related party		40,809
Other revenue		12,303
TOTAL REVENUE		6,351,080

Expenses

Clearing and other charges	547,112
Communications	390,321
Compensation and related costs	2,609,993
Management fees to General Partner	2,232,412
Occupancy and equipment costs	305,633
Professional fees	130,886
Promotional costs	53,477
Regulatory fees and expenses	124,750
Other expenses	146,542
TOTAL EXPENSES	6,541,126
Net loss before provision for income taxes	(190,046)
Income taxes - state	30,072
NET LOSS	$ (220,118)

See notes to financial statements.

3

HERNDON PLANT OAKLEY LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2018

	General Partner	Limited Partners	Total
Balances at December 31, 2017	$ 22,210	$ 2,198,769	$ 2,220,979
Net loss	(2,201)	(217,917)	(220,118)
Balances at December 31, 2018	$ 20,009	$ 1,980,852	$ 2,000,861

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:

Net loss	$	(220,118)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		39,614
Loss on disposal of furniture and equipment		1,955
Changes in assets and liabilities		
Decrease in receivable from clearing broker/dealer		65,330
Decrease in investment advisory fees receivable		2,126
Decrease in service fees receivable - related party		549,831
Decrease in other receivables - related party		36,574
Decrease in prepaid expenses		77,722
Decrease in accounts payable		(87,234)
Decrease in accrued expenses		(17,777)
Decrease in income tax payable - state		(20)
Net cash provided by operating activities		448,003

Cash flows from investing activities:

Purchase of furniture and equipment		(20,200)
Net increase in cash and cash equivalents		427,803
Cash and cash equivalents at beginning of year		1,047,303
Cash and cash equivalents at end of year	$	1,475,106

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Income taxes - state	$	30,092

See notes to financial statements.

5

Note 1 - **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business:

Herndon Plant Oakley Ltd. (the Partnership), a Texas limited partnership, was formed in January 1998. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Partnership is also registered with the SEC pursuant to Section 203 of the Investment Advisors Act of 1940. The Partnership's operations consist primarily of providing securities brokerage and investment advisory services to individuals located throughout the United States.

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The general partner of the Partnership is Herndon Plant Oakley I Inc. (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2030, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - **Nature of Business and Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments

Substantially all of the Partnership's financial asset and liability amounts are short-term in nature and accordingly are reported in the statement of financial condition at amounts that approximate fair value.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition.

Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is provided for using straight line methods over the estimated useful lives of primarily five to seven years.

Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes securities commissions, mutual fund commissions, investment advisory fees and service fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Securities Commissions

The Partnership buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Partnership charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Partnership fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include commission on alternative investments, interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date.

Note 1 - **Nature of Business and Summary of Significant Accounting Policies (continued)**

Mutual Fund Commissions

The Partnership enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Partnership may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Partnership believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Partnership's influence, the Partnership does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Advisory Fees

The Partnership provides investment advisory services on a daily basis. The Partnership believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Partnership. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly in arears. Fees are recognized as revenue monthly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Service Fees – Related Party

The Partnership provides office and administrative services to a related party. The Partnership believes that the performance obligation is satisfied when individually identifiable services are provided or expenses paid on behalf of the related party. Service fees are billed and recognized quarterly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Advertising Costs

The Partnership expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising costs totaled $53,477 during 2018.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

As of December 31, 2018, open Federal tax years subject to examination include the tax years ended December 31, 2015 through December 31, 2017.

The Partnership is subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The Partnership has a clearing agreement with a national clearing broker/dealer to provide clearing, execution and other related services, with a monthly minimum charge of $10,000. The agreement also requires the Partnership to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer. There are annual decreasing termination fees to the Partnership if the agreement is terminated by the Partnership before the end of a five year period ending September 30, 2020. As of December 31, 2018 the termination fee is $300,000.

Note 3 - Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Partnership had net capital of $1,619,085 which was $1,369,085 in excess of its net capital requirement $250,000. The Partnership's net capital ratio was .16 to 1.

Note 4 - Furniture and Equipment

Furniture and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture, fixtures and equipment	$ 233,582
Leasehold improvements	235,293
	468,875
Accumulated depreciation	(294,242)
	$ 174,633

Depreciation expense for the year was $39,614 and is reflected in the accompanying statement of operations as occupancy and equipment costs.

Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries the accounts of the customers of the Partnership and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

At December 31, 2018, the Partnership has cash held at one Texas bank totaling $251,312, or 11% of its total assets. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2018, the Partnership's uninsured cash balance totals $1,312. Cash balances fluctuate on a daily basis.

At December 31, 2018, the Partnership has $1,652,107, or approximately 73% of its total assets, in money market funds, commissions receivable, and a clearing deposit held by or due from its clearing broker/dealer.

Note 6 - Lease Commitments

The Partnership has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space as of December 31, 2018, are approximately as follows:

2019	$ 530,376
2020	535,503
2021	421,301
2022	324,314
Thereafter	616,907
	$2,428,401

The Company expects certain of the above lease commitments to be paid directly by Oxbow Advisors, LLC (Oxbow), a relate party. Estimated amount to be paid by Oxbow total $2,012,079 over the term of the leases.

Total rent expense for the year under operating leases was $198,490 (which includes additional rental and proportionate share of operating expenses payable under the lease agreements), and is reflected in the accompanying statement of operations as occupancy and equipment costs.

Note 7 - **Related Party Transactions/Economic Dependency/Concentrations**

The Partnership is economically dependent on and under the control of the General Partner and the existence of that dependency and control creates a financial position and operating results significantly different than if the companies were autonomous.

The General Partner manages and controls the business affairs of the Partnership and is entitled to receive a management fee for such services. The management fee is determined by the affirmative vote of a majority in interest of the limited partners and is not consummated on terms equivalent to arms length transactions. The management fee for the year ended December 31, 2018 was $2,232,412.

The three limited partners of the Partnership, who are also registered securities representatives and officers of the General Partner, generated substantially all of the Partnership's revenue for the year ended December 31, 2018. The Partnership is economically dependent upon the limited partners due to the concentration of services provided by them.

The Partnership has an Office and Administrative Services Agreement (Agreement) with Oxbow. Under the Agreement, the Partnership assists Oxbow with the day to day operations and administration of its business; furnishes Oxbow with office space, equipment and supplies; assists Oxbow with compliance; provides marketing and sales services; arranges for and monitors professional services; and provides any other services required in Oxbow's administration as agreed to by the Partnership and Oxbow. The Partnership also pays overhead expenses of Oxbow. Oxbow reimburses the Partnership for its proportionate use of or benefit from these services provided and expenses paid by the Partnership. The Agreement was not consummated on terms equivalent to arms length transactions. Service fees earned for the year ended December 31, 2018 were $40,809. The Partnership has $11,026 receivable under the Agreement and other receivables from Oxbow totaling $46,614 at December 31, 2018.

Oxbow paid rents on operating leases for which the Partnership has obligation totaling $342,178 for the year ended December 31, 2018.

Note 8 - **401(k) Profit Sharing Plan**

The Partnership adopted the Herndon Plant Oakley Ltd. 401(k) Profit Sharing Plan (the Plan) effective June 1, 1999.

The Partnership did not contribute any matching amounts for 2018.

The Plan also provides a profit sharing component where the Partnership can make a discretionary contribution to the Plan, which is allocated based on the compensation of eligible employees. Discretionary profit sharing contributions for the year totaled $54,515 and are reflected in the accompanying statement of operations as compensation and related costs.

Note 9 - <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Note 10 - <u>Subsequent Events</u>

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2018, through February 11, 2019, the date which the financial statements were available to be issued.

HERNDON PLANT OAKLEY LTD.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2018

Computation of Net Capital

Total partners' capital qualified for net capital	$	2,000,861
Deductions and/or charges		
Non-allowable assets:		
Petty cash		270
Investment advisory fees receivable		78,506
Service fees receivable - related party		11,026
Other receivables - related party		46,614
Prepaid expenses		22,550
Furniture and equipment, net		174,633
Deposits		27,993
Total deductions and/or charges		361,592
Net capital before haircuts		1,639,269
Haircuts on securities:		
Cash equivalents		20,184
Net Capital	$	1,619,085
Aggregate indebtedness		
Accounts payable	$	172,416
Accrued expenses		61,646
Income tax payable - state		30,088
Total aggregate indebtedness	$	264,150
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$	250,000
Net capital in excess of minimum requirement	$	1,369,085
Ratio of aggregate indebtedness to net capital		.16 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2018 as filed by Herndon Plant Oakley, Ltd. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Herndon Plant Oakley Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Herndon Plant Oakley Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Herndon Plant Oakley Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provisions) and (2) Herndon Plant Oakley Ltd. stated that Herndon Plant Oakley Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Herndon Plant Oakley Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Herndon Plant Oakley Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 11, 2019

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

HERNDON PLANT OAKLEY
LTD

Herndon Plant Oakley Ltd's, Exemption Report

Herndon Plant Oakley Ltd (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

(1) The Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): (2) (ii).

(2) The Partnership met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2) (ii) throughout the most recent fiscal year without exception.

Herndon Plant Oakley Ltd

I, Brent Herndon, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Brent Herndon, Partner

January 5, 2019